STONEX GROUP INC.
ACCOUNTING RESTATEMENT COMPENSATION RECOVERY POLICY
This StoneX Group Inc. Accounting Restatement Compensation Recovery Policy (the “Policy”) has been adopted by the Board of Directors (the “Board”) of StoneX Group Inc. (the “Company”) on November 30, 2023 (the “Effective Date”). This Policy provides for the recovery of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. This Policy is intended to comply with the requirements of Section 10D of the Securities Exchange Act of 1934, as amended, and in accordance with Section 5608 of the Nasdaq Stock Market Listing Rules (the “Nasdaq Rules”).
Section 1. Definitions
A.“Accounting Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct an error in previously issued financial statements that is material to the previously issued financial statements; or an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
B.“Board” means the Board of Directors of the Company.
C.“Committee” means the Compensation Committee of the Board.
D.“Covered Executive” means any current or former “officer” of the Company (as defined under Rule 16a- 1(f) under the Securities Exchange Act of 1934, as amended).
E.“Erroneously Awarded Compensation” means, in connection with an Accounting Restatement, the amount of Incentive-Based Compensation received by a Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid. For purposes of this Policy, Incentive-Based Compensation is “received” by a Covered Executive during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-Based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-Based Compensation is made thereafter.
F.“Financial Reporting Measure” means any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
G.“Incentive-Based Compensation” means any compensation (whether paid in cash or equity) granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including, for the avoidance of doubt, all performance-based awards under the StoneX Group Inc. 2022 Omnibus Incentive Compensation Plan (as may be amended from time to time and any successor plan thereto).
H.“Nasdaq” means the NASDAQ Global Select Market, or any successor thereof.

Section 2. Mandatory Recovery of Erroneously Awarded Compensation
A. In the event of an Accounting Restatement, the Company shall reasonably promptly recover Erroneously Awarded Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement in accordance with Nasdaq Rules and Rule 10D-1 of the Securities Exchange Act of 1934 as follows:
a.    After an Accounting Restatement, the Committee shall determine (on a pre-tax basis) the amount of any Erroneously Awarded Compensation received by each Covered Executive and shall promptly notify each Covered Executive with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for recovery of such compensation.
i. For Incentive-Based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:
1.The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-Based Compensation was received; and
2.The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to Nasdaq.
b.    The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances, including, without limitation, by (i) requiring reimbursement of such Erroneously Awarded Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Covered Executive; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law. Notwithstanding the foregoing, except as set forth in Section 2B below, in no event may the Company accept an amount that is less that the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations hereunder; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Executive pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) shall be made in compliance with Section 409A of the Code.
c.    To the extent the Covered Executive has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.
d. To the extent that a Covered Executive fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Executive. The applicable Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.
B. Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 2A above if the Committee (or a majority of the independent directors serving on the Board if the Committee is not composed entirely of independent directors) determines that recovery would be impracticable and either of the following two conditions are met:
a.The Committee has determined that the direct expenses paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this Policy would exceed the amount to be recovered. Before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempts(s) and provide such documentation to Nasdaq; or
b.Recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
Section 3. Administration and Interpretation
This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding upon the Company and the Covered Executives, their beneficiaries, executors, administrators and any other legal representative. The Committee shall have full power and authority to (i) administer and interpret this Policy; (ii) correct any defect, supply any omission and reconcile any inconsistency in this Policy; and (iii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Securities Exchange Act of 1934, as amended) and applicable stock market or exchange rules and regulations.
Section 4. Indemnification
The Company shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of any compensation as set forth in this Policy, including through the payment of insurance premiums or gross-up payments.
Section 5. Other Company Policies and Applicable Law
Any applicable employment agreement, award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. No action described above in Section 2A constitutes a “proceeding” under the Company’s Amended and Restated Bylaws unless and until such Bylaws are amended to reference this Policy explicitly and provide to the contrary. Any recovery, recoupment or forfeiture of Incentive-Based Compensation under this Policy shall be in addition to any other remedies that may be available to the Company, the Board or the Committee under the StoneX Group Inc. 2022 Omnibus Incentive Compensation Plan (or any award thereunder), the Company’s Clawback Policy, the Company’s annual cash-based incentive plan or program or any other Company plan, policy or arrangement, as well as applicable law or stock market or exchange rules or regulations. To the extent that any applicable law or stock market or exchange rules or regulations permit or require recovery of compensation in circumstances in addition to those specified herein, nothing in this Policy will be deemed to limit or restrict the right or obligation of the Company to recover such compensation to the fullest extent permitted or required by such law, rules or regulations.
Section 6. Amendment and Termination
This Policy may be amended or terminated by the Committee at any time, subject to approval by the Committee. This Policy will be reviewed and modified if necessary to ensure compliance with applicable law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Section 7. Enforceability
A.This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
B.The validity, construction, interpretation and effect of this Policy shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof. For purposes of litigating any dispute that arises under this Policy, the parties hereby submit to and consent to the jurisdiction of the State of New York, agree that such litigation shall be conducted in the courts of New York, New York, or the federal courts for the United States for the Southern District of New York. To the fullest extent permitted by law, the Covered Executives, their beneficiaries, executors, administrators, and any other legal representative, and the Company, shall waive (and shall hereby be deemed to have waived) the right to resolve any such dispute through a trial by jury.
C.If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
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